

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 8, 2007

By US Mail and Facsimile

Mr. Russell M. Gifford
Chief Financial Officer
Barnwell Industries, Inc.
1100 Alakea Street, Suite 2900
Honolulu, HA 96813

> **Re:**   **Barnwell Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2006**
> **Filed December 21, 2006**
> **File No. 1-5103**

Dear Mr. Gifford:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Karl Hiller
Branch Chief